ALMADEN MINERALS LTD.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 fax. 604 689-7645

NEWS RELEASE August 17,  2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has completed and closed a Private Placement of 270,000 flow-through shares at a price of $2.25 per flow-through share and 27,000 Broker Warrants issued to Dundee Securities Corporation, each Broker Warrant entitling the purchase of one additional common share of the Company at a price of $2.25 per Warrant Share at any time on or before 4:00 p.m. (Pacific Standard Time), on the first business day that is one year after the Closing Date. All of the shares and warrants are subject to a Toronto Stock Exchange hold period expiring December 17, 2004.

Funds will be used to expand current drilling program at the Elk (Siwash) gold project, and for general exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

“Duane Poliquin”

___________________

Duane Poliquin, P.Eng.

President

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.